                          Filed by Apex Inc.
                          Pursuant to Rule 425 Under the Securities Act of 1933 And Deemed Filed Pursuant to Rule 14a-12
                          Under the Exchange Act of 1934
                          Subject Companies: Cybex Computer Products
                            Corporation (Commission File No. 000-26496); and Aegean Sea Inc. (Registration No. 333-33768)

MERGER OF CYBEX  AND APEX



[Logos of Cybex and Apex]




JOINING FORCES TO CREATE A
LEADER IN THE RAPIDLY GROWING SERVER
SWITCHING AREA

TRANSACTION HIGHLIGHTS

- Cybex and Apex will merge in a stock-for-stock transaction based on a fixed exchange ratio

- Cybex shareholders to receive 1.0 share of the combined company for each Cybex share

- Apex shareholders to receive 1.0905 shares of the combined company for each Apex share

-    Pro forma ownership -- 55% APEX, 45% Cybex

-    Transaction valued at $2,080 million

-    Expected to close no later than 3rd quarter of 2000

-    Purchase accounting

- Modestly accretive to 2000 earnings with significant upside potential to 2001 earnings and going forward

-    Combined 1999 revenue of $216 million for combined company

-    Headquartered in Huntsville, Alabama with West Coast operations in Redmond,
     WA

THE TEAM

- Integration of management teams enhance depth and breadth of experience

         MANAGEMENT                                  BOARD OF DIRECTORS

--   Steve Thornton -- CEO                        --   Three Cybex members

--   Dusty Pritchett -- CFO                       --   Three APEX members

--   Barry Harmon -- COO,                         --   7th Board member to be
     OEM Operations                                    nominated by
                                                       Steve Thornton
--   Dave Perry -- VP Sales,
     OEM Operations

--   Both teams expected to hold
     other key positions

                          FINANCIAL SUMMARY COMPARISON


2000E FINANCIALS                CYBEX(A)                   APEX(A)
----------------                --------                   -------
Revenue                          $142                       $145

3-Year Revenue CAGR                47%                       38%

Gross Margin                       54%                       47%

EBIT                             $ 38                      $ 40

Net Income                       $ 26                      $ 29

2000E P/E                          35x                       35x

No. of Employees                  360                       110


Market Cap                       $907                      $995


Core Competency          High-end, Entry Level           Mid-level


(a) Projections are based on Wall Street estimates.

CONSISTENT GROWTH AND PROFITABILITY STORY











                         [GRAPHIC-depicting operating results
                           (revenue and earnings per share)
                       for Cybex and Apex in graphical format for
                       1997, 1998 and 1999 and projected for 2000]

                     THE MERGER STANDS TO ACCELERATE RECENT
                         STRONG MOMENTUM OF BOTH STOCKS










                   [GRAPHIC depicting historical stock prices for
                    Cybex, Apex and the Nasdaq Stock Market from
                     3/5/99 to 3/7/00 (as overlayed line graphs)]

HISTORICAL STOCK EXCHANGE RATIO










                      [GRAPHIC depicting the historical intrinsic
                      exchange ratio between Apex and Cybex stock
                         based on historical stock prices from
                       3/8/99 to 3/7/00 (shown as a line graph),
                      overlayed against the exchange ratio fixed
                    in the merger agreement (1.0905) and the one-year
                     average of the intrinsic exchange ratio (1.14)]

STRATEGIC FIT --
CUSTOMER AND CHANNEL COMBINATION

-    Create a broad based vendor of next-generation server management solutions

-    Well-balanced distribution model (OEM and branded)

-    Significant cross-selling and incremental revenue opportunities

-    Extend sales, marketing and support services

- A larger, combined company would attract an increasing number of customers in multiple high-growth market areas

STRATEGIC FIT -- HIGHLY
COMPLEMENTARY DISTRIBUTION MODEL




                        [GRAPHIC, depicting two overlapping circles
                            representing a small area of overlap
                             between Apex's OEM sales model and
                                 Cybex's direct sales model]





                                CHANNEL BREAKDOWN


                                        CYBEX                 APEX
                                       -------               -------
         OEM                             31%                   65%

         Branded                         69                    35


TOP-TIER CUSTOMER BASE








                        [GRAPHIC showing labels for Compaq,
                     Hewlett Packard, IBM, AOL, Gateway, 3Com,
                    Dell, DoubleClick, amazon.com and Microsoft]

WEB INFRASTRUCTURE OPPORTUNITY







                               [GRAPHIC, depicting logo's for
                                  Intel, Exodus and Oracle]

STRATEGIC FIT -- PRODUCT COMBINATION

- Web hosting and data center customers require powerful, scalable switching solutions to manage and control an increasing number of servers and network devices

     -- Uniquely positioned to develop a pioneering, superior solution to address growing opportunity

- Highly complementary product lines -- integrating high-end with mid-level expertise (e.g. Cybex - Sun integration and Apex - remote video)

-    Strong product offering for all levels of customers

-    A broader product portfolio reduces risk and diversifies revenue sources

STRATEGIC FIT --
CREATING END-TO-END SOLUTION OFFERINGS







                         [GRAPHIC depicting a matrix showing
                         Cybex's and Apex's presences in the
                           markets for high-end, mid-level
                           and entry level solutions, with
                          Cybex having a strong presence in
                          high-end and entry level and Apex
                        having a strong presence in mid-level]

STRATEGIC FIT --
OPERATIONS AND GEOGRAPHY

-    Extend international footprint

-    Significant operating synergies

     --   Reduce components and outsourcing costs

     --   Consolidation of certain operating infrastructures

     -- Enhance tax position through shifting Apex's European sales to Shannon, Ireland

-    Leading R&D platform with broader resources and faster product cycles

GLOBAL REACH











                          [GRAPHIC depicting a map of the
                       world and  showing Apex's and Cybex's
                               geographic locations]

EVOLVING SERVER SWITCHING OPPORTUNITY









                         [GRAPHIC depicting the evolution of
                         server switching market opportunity,
                       showing the transition to client/server
                       environments around 1990; rapid adoption
                        of high-speed PC's and servers around
                        1995; database management transaction
                      servers around 1998-1999; and web-hosting,
                       ASPs and server forms around 1999-2000.]

WEB INFRASTRUCTURE OPPORTUNITY

- According to IDC, the Web hosting area is expected to grow from $0.4BN in 1998 to over $10.7BN in 2003

     -- Mission critical e-commerce platforms require robust, high-end switching and connectivity solutions

- Console switching solutions reduce total cost of ownership and simplify network management

- Combination facilitates the development and roll out of a new generation web hosting and ASP switching solutions

WEB INFRASTRUCTURE OPPORTUNITY











                         [GRAPHIC (A) depicting the growth in
                          worldwide webhosting revenues from
                1997-2002 (with increases of 86%, 92%, 104%,102% and 94%
               in 1998, 1999, 2000, 2001 and 2002) and (B) depicting the
                      growth in worldwide ASP provider spending from
                 1997-2002 (with increases of 425%, 551%, 71%, 124%, 97%
                   and 77% in 1997, 1998, 1999, 2000, 2001 and 2002.)]

STRATEGIC INITIATIVES/GOALS

-    The merger helps to:

          --   Broaden OEM relationships

          --   Expand channel presence for branded products

          --   Build European distribution infrastructure

          --   Extend technology and product leadership

          --   Accelerate sales growth




ADDITIONAL INFORMATION AND WHERE TO FIND IT

Aegean Sea Inc., the new parent company of Apex and Cybex following the merger, plans to file with the SEC a registration statement on Form S-4. In connection with the merger, Apex and Cybex expect to mail a joint proxy statement/prospectus, which will be part of the registration statement, to shareholders of Apex and Cybex containing information about the merger. Shareholders of Apex and Cybex are urged to read the joint proxy statement/prospectus included in the registration statement when it is filed and any other relevant documents filed with the SEC. The joint proxy statement/prospectus will contain important information about Apex, Cybex, the merger, the persons soliciting proxies related to the merger, and related matters that should be considered by shareholders before making any decision regarding the merger and related transactions. Once they are filed with the SEC, the registration statement and other documents will be available free of charge on the SEC website at www.sec.gov and from the Apex and Cybex contacts listed below.

In addition to the registration statement and the joint proxy statement/prospectus, Apex and Cybex file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Apex or Cybex at the SEC Public Reference Rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York and Chicago. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Apex's and Cybex's filings with the commission are also available free of charge to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.
These documents may also be obtained from the Apex and Cybex contacts listed below.

PERSONS INVOLVED IN THE SOLICITATION ON BEHALF OF APEX

In connection with the proposed merger, Apex will solicit proxies from its shareholders to approve the merger. Apex, its officers and directors and Aegean Sea Inc., the new parent company in the proposed merger, may be deemed to be participants in the solicitation of proxies from Apex's shareholders or from Cybex's shareholders with respect to the merger involving Apex and Cybex. The members of Apex's Board of Directors and the officers of Apex who may participate in the solicitation of proxies are identified in the communication filed by Apex on June 2, 2000 pursuant to Rule 425.
Information regarding these officers and directors and their affiliations is included in Apex's Annual Report on Form 10-K for the year ended December 31, 1999. These documents are available free of charge at the SEC's website at www.sec.gov and from the Apex contact listed below.

Certain officers and directors of Apex may have direct or indirect interests in the merger by virtue of their security holdings or otherwise that are different from or in addition to the interests of Apex shareholders. You should read the communication filed by Apex on June 2, 2000 pursuant to Rule 425 for a discussion of these interests.

PERSONS INVOLVED IN THE SOLICITATION ON BEHALF OF CYBEX

In connection with the proposed merger, Cybex will solicit proxies from its shareholders to approve the merger. Cybex, its officers and directors and Aegean Sea Inc. may be deemed to be participants in the solicitation of proxies from Cybex's shareholders or from Apex's shareholders with respect to the merger involving Apex and Cybex. The members of Cybex's Board of Directors and the officers of Cybex who may participate in the solicitation of proxies are identified in the communication filed by Apex on June 2, 2000 pursuant to Rule 425. Information regarding these officers and directors and their affiliations is included in the communication filed by Apex on June 2, 2000 pursuant to Rule 425 or in Cybex's Annual Report on Form 10-K for the year ended March 31, 1999. These documents are available free of charge at the SEC's website at www.sec.gov and from the Cybex contact listed below.

Certain officers and directors of Cybex may have direct or indirect interests in the merger by virtue of their security holdings or otherwise that are different from or in addition to the interests of Cybex shareholders. You should read the communication filed by Apex on June 2, 2000 pursuant to Rule 425 for a discussion of these interests.